February 11, 2008

Paul Kline

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Greenhill & Co., Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-32147

Dear Mr. Kline:

On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comment set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated January 31, 2008 (the “January 31st Letter”), related to the above-referenced filing (the “Form 10-K”). The January 31st Letter was issued as a follow up to the Staff’s initial comment letter dated December 20, 2007, to which we responded on January 22, 2008. In response to the comment in the January 31st Letter, the Company has amended its policy, which will be disclosed in future filings.

We have reproduced below in italics the Staff’s comment and have provided the Company’s response immediately below such comment.

Financial Statements

Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. Please refer to comment 6 in our letter dated December 20, 2007. It appears that your policy of recognizing a reserve for potential future clawbacks when the likelihood is greater than remote is not consistent with the guidance in EITF D-96 because it considers future performance. Please revise your policy accordingly.

Response: To clarify our previous response we will record a loss contingency for clawbacks consistent with the guidance of FAS 5 “Accounting for Contingencies” if the likelihood of a clawback is probable and the amount of the loss can be reasonably estimated. We will revise future filings to clarify our policy as follows:

“The Company recognizes merchant banking profit overrides when certain financial returns are achieved over the life of the fund. Profit overrides are generally calculated as a percentage of the profits over a specified threshold earned by each fund on investments managed on behalf of unaffiliated investors for GCP I and principally all investors except the Company for GCP II and GSAVP. The profit overrides earned by the Company are recognized on an accrual basis throughout the year in accordance with Method 2 of EITF D-96, Accounting for Management Fees Based on a Formula (“D-96”). In accordance with Method 2 of D-96 the Company records as revenue the amount that would be due pursuant to the fund agreements at each period end as if the fund agreements were terminated at that date. Overrides are calculated on a deal-by-deal basis but are subject to investment performance over the life of each merchant banking fund. We may be required to repay a portion of the overrides to the limited partners of the funds in the event a minimum performance level is not achieved by the fund as a whole (we refer to these potential repayments as “clawbacks”). We would be required to establish a reserve for clawbacks if we were to determine that the likelihood of a clawback is probable and the amount of the clawback can be reasonably estimated. As of December 31, 2006, the Company has not reserved for any clawback obligations under the applicable fund agreements.

See “Note 3 – Investments” for further discussion of the merchant banking revenues recognized.”

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1516. Alternatively, should you have any questions about legal matters, please do not hesitate to call Ulrika Ekman, our General Counsel, at (212) 389-1547.

Sincerely,

/s/ Harold J. Rodriguez, Jr.
Harold J. Rodriguez, Jr. Chief Accounting Officer
cc:	John D. Liu, Chief Financial Officer

Ulrika Ekman, General Counsel